

**DIVISION OF
CORPORATION FINANCE**

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549**

Mail Stop 3720

September 19, 2008

Mr. Tamer Muftizade
Chief Financial Officer
Eastern Goldfields, Inc.
1660 Hotel Circle North, Suite 207
San Diego, CA 92108

     Re: Eastern Goldfields, Inc.
           Form 10-KSB for the Fiscal Year Ended December 31, 2007 as Amended
           File No. 0-52151

Dear Ms. Muftizade:

     We have completed our review of your Form 10-KSB and related filings and have
no further comments at this time.

                            Sincerely,

                            Kyle Moffatt
                            Accountant Branch Chief